Exhibit 4.7
DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following brief description of the capital stock of Bloom Energy Corporation (“us”, “our”, “we”, or the “Company”) is a summary. This summary is not complete and is subject to and qualified in its entirety by reference to the complete text of our Restated Certificate of Incorporation (“Certificate of Incorporation”), our Amended and Restated By-Laws (“By-Laws”) and Certificate of Designation of Series A Redeemable Convertible Preferred Stock (“Certificate of Designation”). We encourage you to read the Certificate of Incorporation, Amended and Restated By-Laws and Certificate of Designation carefully.
General
Our authorized capital stock consists of 600,000,000 shares of Class A common stock, $0.0001 par value per share, 600,000,000 shares of Class B common stock, $0.0001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

For a description of certain provisions that may have the effect of delaying, deferring or preventing a change in control of the Company, please see Part I, Item 1A, Risk Factors of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 under the subheadings, “The dual class structure of our common stock and the voting agreements among certain stockholders have the effect of concentrating voting control of our Company with KR Sridhar, our Chairman and Chief Executive Officer, and also with those stockholders who held our capital stock prior to the completion of our initial public offering including our directors, executive officers and significant stockholders, which limits or precludes your ability to influence corporate matters and may adversely affect the trading price of our Class A common stock” and “Provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, may limit attempts by our stockholders to replace or remove our current management, may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees, and may limit the market price of our Class A common stock.”
Class A Common Stock and Class B Common Stock
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.
Voting Rights
Holders of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders and holders of our Class B common stock are entitled to ten votes for each share of Class B common stock held on all matters submitted to a vote of stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law or our restated Certificate of Incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•	if we were to seek to amend our restated Certificate of Incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•	if we were to seek to amend our restated Certificate of Incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
Our restated Certificate of Incorporation does not provide for cumulative voting for the election of directors. As a result, the holders of a majority of our voting shares can elect all of the directors then standing for election. Our restated Certificate of Incorporation establishes a classified board of directors, which is divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.
KR Sridhar, our Chief Executive Officer and Chairman, has entered into voting agreements with certain of our stockholders who hold Class B common stock. Under the voting agreement (a form of which is filed as an exhibit to

Exhibit 4.7
our Annual Report on Form 10-K for the year ended December 31, 2019), stockholders agreed to vote all of their shares as directed by, and granted an irrevocable proxy to, Mr. Sridhar at his discretion on all matters to be voted upon by stockholders. Each of the voting agreements will automatically terminate:

(i)	upon the liquidation, dissolution or winding up of our business operations;

(ii)	upon the execution by us of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of our property and assets;

(iii)	following our initial public offering, as to (a) any shares of Class B common stock that are converted to Class A common stock pursuant to our restated Certificate of Incorporation and (b) the Class A common stock resulting from such conversion (but such voting agreement shall remain effective as to any Class B common stock not so converted);

(iv)	from and after the third anniversary of our initial public offering, at any time upon such resolution by our board of directors;

(v)	upon the fifth anniversary of our initial public offering;

(vi)	upon the date that is 60 days following the date on which KR Sridhar, or his successor under the voting agreement, ceases to provide services to us as one of our officers;

(vii)	upon such date as of which none of the parties, other than KR Sridhar or his successor, to the then-outstanding voting agreements, was one of the five largest holders of our capital stock (which entered into a voting agreement) as of the date of our initial public offering; or

(viii)	at such time following the date of our initial public offering when there is no Class B common stock outstanding.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Change of Control Transactions
In the case of any distribution or payment in respect of the shares of our Class A common stock or Class B common stock upon a merger or consolidation with or into any other entity, or other substantially similar transaction, the holders of our Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless the only difference in the per share distribution to the holders of the Class A common stock and Class B common stock is that any securities distributed to the holder of a share of Class B common stock have ten times the voting power of any securities distributed to the holder of a share of Class A common stock, or, if there are other differences, then such merger, consolidation, or other transaction is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and 80% of the outstanding shares of Class B common stock, each voting as a separate class.
Subdivisions and Combinations

Exhibit 4.7
If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class will be subdivided or combined in the same manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and 80% of the outstanding shares of Class B common stock, each voting as a separate class.
Conversion
Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the date of our initial public offering, except for certain permitted transfers described in our restated Certificate of Incorporation, including transfers to family members, trusts solely for the benefit of the stockholder or their family members, and partnerships, corporations, and other entities exclusively owned by the stockholder or their family members.
In addition, partnerships or limited liability companies that hold shares of Class B common stock as of the ate of our initial public offering may distribute their Class B common stock to their respective partners or members (who may further distribute the Class B common stock to their respective partners or members) without triggering a conversion to Class A common stock. Such distributions must be conducted in accordance with the ownership interests of such partners or members and the terms of any agreements binding the partnership or limited liability company.
All the outstanding shares of our Class B common stock will convert automatically into shares of our Class A common stock upon the date that is the earliest to occur of (i) immediately prior to the close of business on the fifth anniversary of our initial public offering, (ii) immediately prior to the close of business on the date on which the outstanding shares of Class B common stock represent less than five percent (5%) of the aggregate number of shares of Class A common stock and Class B common stock then outstanding, (iii) the date and time, or the occurrence of an event, specified in a written conversion election delivered by KR Sridhar to our Secretary or Chairman of the Board to so convert all shares of Class B common stock or (iv) immediately following the date of the death of KR Sridhar. Following such conversion, each share of Class A common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted or transferred and converted into Class A common stock, the Class B common stock may not be reissued.

Preferred Stock
Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. We currently have 10 million shares of Series A Redeemable Convertible Preferred Stock (“Series A Preferred Stock”) outstanding.
Dividend Rights
The holders of Series A Preferred Stock are not entitled to receive dividends
Voting Rights
The Series A Preferred Stock do not have voting rights and are therefore not entitled to vote on any matter except as described below.
So long as any shares of Series A Preferred Stock remain outstanding, an affirmative vote of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, voting as a separate series is required for any of the folloiwng: (a) increase the authorized number of shares of Series A Preferred Stock; (b) authorize or create (by reclassification or otherwise) or issue or sell, or obligate itself to issue or sell, any new class or series of capital stock or any security convertible into or exercisable for any new class or series of capital stock having rights, preferences or privileges, as then in effect, that are senior to or on a parity with the Series A Preferred Stock or increase or decrease the authorized number of shares of any such new class or series of capital stock; (c) amend, modify or repeal any provision of the Certificate of Designation (including any certificate of designation relating to any series of Preferred Stock), as then in effect, in a way that adversely affects the rights, preferences or privileges of the Series A Preferred Stock; or (d) allow the Company to redeem the Series A Preferred Stock.

Conversion

Exhibit 4.7
Each share of Series A Preferred Stock may be converted at any time, at the option of the holder, into one share of our Class A Common Stock (which is equivalent to an initial conversion price of $25.50 per share) plus cash in lieu of fractional shares. However, on the first anniversary of the original issue date (the “Mandatory Conversion Time”), all outstanding shares of Series A Preferred Stock shall automatically be converted into one share of our Class A Common Stock (which is equivalent to an initial conversion price of $25.50 per share) plus cash in lieu of fractional shares. In all cases, the conversion rate is subject to adjustment upon the occurrence of certain events, as described in the Certificate of Designation.
Redemption
Shares of Series A Preferred Stock are not redeemable upon the election of the holders of Series A Preferred Stock.
Subject to the any protective voting provisions applicable to redemptions, each share of Series A Preferred Stock (and not fewer than all shares of Series A Preferred Stock) may be redeemed by the Company out of funds lawfully available therefor at the Redemption Price (as defined in the Certificate of Designation) in one installment commencing on a date not less than sixty (60) days after and not more than ninety (90) days after the Company sends to the holders of all then outstanding shares of Series A Preferred Stock written notice of the redemption of all shares of Series A Preferred Stock (the “Redemption Notice”); provided that the Company may not send the Redemption Notice until ten (10) months have passed from the original issue date.
Liquidation
Subject to the prior and superior rights of the holders of any shares of any other class or series of preferred stock, the holders of Series A Preferred Stock are entitled to receive, in the event that the Company is liquidated, dissolved or wound up, whether voluntarily or involuntarily, $25.50 per share (the “Liquidation Preference”). The holders of shares of Series A Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Description of Green Notes due 2025
The following summary of Bloom Energy Corporation’s 2.50% Green Convertible Senior Notes due 2025 (the “Notes”), is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Indenture, dated as of August 11, 2020 (the “Indenture”), between Bloom Energy Corporation and U.S. Bank National Association, as trustee (the “Trustee”).
The Company encourages you to read the above referenced Indenture.
General
The following is a description of certain of the specific terms and conditions of the Indenture with respect to the Notes.
The Notes were initially issued in an aggregate principal amount of $230,000,000. The Notes are senior, unsecured obligations and will be (1) equal in right of payment with the Company’s existing and future senior, unsecured indebtedness; (2) senior in right of payment to the Company’s future indebtedness that is expressly subordinated to the Notes; (3) effectively subordinated to the Company’s existing and future secured indebtedness, to the extent of the value of the collateral securing that indebtedness; and (4) structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, and (to the extent the Company is not a holder thereof) preferred equity, if any, of the Company’s subsidiaries.
The maturity date of the Notes is August 15, 2025, unless earlier converted, redeemed or repurchased.
The Notes are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form.
The Notes were issued in denominations of $1,000 and integral multiples of $1,000.
Holders may convert their Notes at their option only under the following circumstances: (1) during any calendar quarter (and only during such calendar quarter) commencing after the calendar quarter ending on December 31, 2020, if the last reported sale price per share of our Class A common stock exceeds 130% of the conversion price for each of at least 20 trading days during the 30 consecutive trading days ending on, and including, the last

Exhibit 4.7
trading day of the immediately preceding calendar quarter; (2) during the five consecutive business days immediately after any 10 consecutive trading day period (such 10 consecutive trading day period, the “measurement period”) in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of our Class A common stock on such trading day and the conversion rate on such trading day; or (3) upon the occurrence of specified corporate events.
On or after May 15, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders of the Notes may convert their Notes at any time, regardless of the foregoing circumstances.
The Notes are subject to redemption, in whole or in part, at the Company’s option, on or after August 21, 2023 and on or before the 26th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of our Class A common stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (2) the trading day immediately before the date we send such notice. In addition, calling any note for redemption will constitute a makewhole fundamental change with respect to that note, in which case the conversion rate applicable to the conversion of that note will be increased in certain circumstances if it is converted after it is called for redemption.
The Notes are subject to repurchase by us at the option of the holders following a fundamental change at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.
A “fundamental change” will be deemed to have occurred at the time after the Notes are originally issued if any of the following occurs:
(1) a “person” or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) (other than (w) us, (x) our wholly owned subsidiaries, (y) any employee benefit plans of ours or our wholly owned subsidiaries or (z) any “permitted party” (as defined below under this “—Definitions” section) or any “person” or “group” consisting solely of permitted parties) files any report with the SEC indicating that such person or group has become the direct or indirect “beneficial owner” (as defined below) of shares of our Class A common stock or common equity representing more than 50% of the voting power of all of our then-outstanding Class A common stock or common equity, as the case may be; or (2) any permitted party, or any “person” or “group” consisting solely of permitted parties, files any report with the SEC indicating that such permitted party, “person” or “group,” as applicable, has become the direct or indirect “beneficial owner” of (A) our Class A common stock representing more than 50% of the voting power of all of our then-outstanding Class A common stock; (B) our common equity representing more than 55% of the voting power of all of our then-outstanding common equity; or (C) our Class A common stock representing more than 50% of the number of our then-outstanding shares of Class A common stock (excluding, solely for purposes of clause (A) and this clause (C), any Class A common stock that such permitted party, “person” or “group,” as applicable, beneficially owns solely by virtue of its beneficial ownership of our Class B common stock);
(2) the consummation of: (1) any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of us and our subsidiaries, taken as a whole, to any person, other than solely to one or more of our wholly owned subsidiaries; or (2) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition, liquidation or otherwise) all of our Class A common stock is exchanged for, converted into, acquired for, or constitutes solely the right to receive, other securities, cash or other property; provided, however, that any merger, consolidation, share exchange or combination of us pursuant to which the persons that directly or indirectly “beneficially owned” (as defined below) all classes of our common equity immediately before such transaction directly or indirectly “beneficially own,” immediately after such transaction, more than 50% of all classes of common equity of the surviving, continuing or acquiring company or other transferee, as applicable, or the parent thereof, in substantially the same proportions vis-à-vis each other as immediately before such transaction will be deemed not to be a fundamental change pursuant to this clause (ii);
(3) the Company’s stockholders approve any plan or proposal for the liquidation or dissolution of the Company; or
(4) the Company’s Class A common stock ceases to be listed on any of The New York Stock Exchange, The Nasdaq Global Market or The Nasdaq Global Select Market (or any of their respective successors).

Exhibit 4.7
Interest and Principal
The Notes bear interest at a rate of 2.50% per year, payable semiannually in arrears on February 15 and August 15 of each year, beginning on February 15, 2021. The Notes will mature on August 15, 2025, unless earlier repurchased, redeemed or converted.
Interest will be paid to the person in whose name a note is registered at the close of business on February 1 or August 1, as the case may be, immediately preceding the relevant interest payment date (each, a “regular record date”). Interest on the Notes will be computed on the basis of a 360-day year composed of twelve 30-day months, and, for partial months, on the basis of the number of days actually elapsed in a 30-day month.
If any interest payment date, the maturity date or any earlier required repurchase date upon a fundamental change of a note falls on a day that is not a business day, the required payment will be made on the next succeeding business day and no interest on such payment will accrue in respect of the delay. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed.
Optional Redemption
No “sinking fund” is provided for the Notes, which means that the Company is not required to redeem or retire the Notes periodically. Prior to August 21, 2023, the Notes will not be redeemable. Subject to the terms of the Indenture, the Company has the right, at its election, to redeem all, or any portion in an authorized denomination, of the Notes, at any time and from time to time, on a redemption date on or after August 21, 2023 and on or before the 26th scheduled trading day immediately before the maturity date, for cash, but only if the last reported sale price per share of Class A common stock exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the related redemption notice date; and (ii) the trading day immediately before such redemption notice date. In addition, calling any note for redemption will constitute a make-whole fundamental change with respect to that note, in which case the conversion rate applicable to the conversion of that note will be increased in certain circumstances if it is converted during the related redemption conversion period. If we elect to redeem less than all of the outstanding notes, then the redemption will not constitute a make-whole fundamental change with respect to the notes not called for redemption, and holders of the notes not called for redemption will not be entitled to an increased conversion rate for such notes.
The redemption date will be a business day of our choosing that is no more than 50, nor less than 30 scheduled trading days after the related redemption notice date (it being understood, for the avoidance of doubt, that such redemption notice date will be at least four scheduled trading days before the first day of the observation period relating to such redemption date pursuant to clause (ii) of the definition of “observation period”). However, if we elect to settle all conversions with a conversion date that occurs on or after the redemption notice date and on or before the second scheduled trading day immediately before the related redemption date by physical settlement, then we may instead elect to choose a redemption date that is a business day no more than 60, nor less than 30, calendar days after the date we send such redemption notice.
The redemption price for any note called for redemption will be the principal amount of such note plus accrued and unpaid interest on such note to, but excluding, the redemption date. However, if the redemption date is after a regular record date and on or before the next interest payment date, then (i) the holder of such note at the close of business on such regular record date will be entitled, notwithstanding such redemption, to receive, on or, at our election, before such interest payment date, the unpaid interest that would have accrued on such note to, but excluding, such interest payment date; and (ii) the redemption price will not include accrued and unpaid interest on such note to, but excluding, such redemption date.
The Company may not redeem any of the Notes if the principal amount of the notes has been accelerated and such acceleration has not been rescinded on or before the redemption date (including as a result of the payment of the related redemption price and any related interest described above on the redemption date).
Repurchase Rights
If the Company undergoes a fundamental change prior to the maturity date of the Notes, holders may require us to repurchase for cash all or any portion of their Notes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. The Notes will be the Company’s senior unsecured obligations and will rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes; equal in right of payment to any of the Company’s existing and future liabilities that are not so subordinated; effectively junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets

Exhibit 4.7
securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of the Company’s current or future subsidiaries.
Payments on the Notes; Paying Agent and Registrar; Transfer and Exchange
The Company will pay or cause the paying agent to pay the principal of, and interest on, Notes in global form registered in the name of or held by DTC or its nominee by wire transfer in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.
The Company will pay or cause the paying agent to pay the principal of any certificated Notes at the office or agency designated by us for that purpose. The Company has initially designated the trustee as the Company’s paying agent and registrar and its agency in the continental United States as a place where Notes may be presented for payment or for registration of transfer. The Company may, however, change the paying agent or registrar without prior notice to the holders of the Notes, and the Company may act as paying agent or registrar. Interest on certificated Notes will be payable (i) to holders having an aggregate principal amount of $5,000,000 or less, by check mailed to the holders of these Notes and (ii) to holders having an aggregate principal amount of more than $5,000,000, either by check mailed to each holder or, upon application by such a holder to the registrar not later than the relevant regular record date, by wire transfer in immediately available funds to that holder’s account within the United States if such holder has provided us, the trustee or the paying agent (if other than the trustee) with the requisite information necessary to make such wire transfer, which application shall remain in effect until the holder notifies, in writing, the registrar of the Notes to the contrary.
A holder of Notes may transfer or exchange Notes at the office of the registrar in accordance with the Indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of Notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the Indenture. The Company are not required to transfer or exchange any note selected for redemption or surrendered for conversion or required repurchase.
The registered holder of a note will be treated as its owner for all purposes.
Indenture Provisions
Governing Law
The Indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York.
Consolidation, Merger and Sale of Assets
The Indenture provides that the Company may consolidate with or merge with or into any other person, and may sell, transfer, or lease or convey all or substantially all of the Company’s properties and assets to another person; provided that the following conditions are satisfied:
•the resulting, surviving or transferee Person (the “Successor Corporation”), if not the Company, shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and the Successor Corporation (if not the Company) shall expressly assume, by supplemental indenture, all of the obligations of the Company under the Notes and the Indenture; and

•immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing under the Indenture.
If the Company consolidates or merges with or into any other person or sell, transfer, lease or convey all or substantially all of the Company’s properties and assets in accordance with the Indenture, the Successor Corporation will be substituted for us in the Indenture, with the same effect as if it had been an original party to the Indenture. As a result, the Successor Corporation may exercise the Company’s rights and powers under the Indenture, and the Company will be released from all the Company’s liabilities and obligations under the Indenture and under the debt securities.
Any substitution of the Successor Corporation for us might be deemed for federal income tax purposes to be an exchange of the debt securities for “new” debt securities, resulting in recognition of gain or loss for such purposes and possibly certain other adverse tax consequences to beneficial owners of the debt securities. Holders should consult their own tax advisors regarding the tax consequences of any such substitution.

Exhibit 4.7
For purposes of this covenant, “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity.
Events of Default
Each of the following events are defined in the Indenture as an “Event of Default" with respect to the Notes:

(i) default in the payment when due (whether at maturity, upon redemption, Repurchase upon Fundamental Change or otherwise) of the principal of, or the redemption price or fundamental change repurchase price for, any Note;

(ii) a default for thirty (30) consecutive days in the payment when due of interest on any Green Note;

(iii) the Company’s failure to deliver, when required by the Indenture, (x) a Fundamental Change Notice, or (y) a notice pursuant to Section 5.01(C)(i)(3), or (z) a notice of a Make Whole Fundamental Change (other than a Make-Whole Fundamental Change pursuant to clause (B) of the definition thereof) pursuant to the provisions referred to in Section 5.07(C), and, in the case of clause (x) only, such failure is not cured within five (5) days after its occurrence;

(iv) a default in the Company’s obligation to convert a Note in accordance with Article 5 upon the exercise of the conversion right with respect thereto, if such default is not cured within three (3) days after its occurrence;

(v) a default in the Company’s obligations under Article 6;

(vi) a default in any of the Company’s obligations or agreements under this Indenture or the Notes (other than a default set forth in clause (i), (ii), (iii), (iv) or (v) of Section 7.01(A)) where such default is not cured or waived within sixty (60) days after written notice to the Company by the Trustee, or to the Company and the Trustee by Holders of at least twenty five percent (25%) of the aggregate principal amount of Notes then outstanding, which notice must specify such default, demand that it be remedied and state that such notice is a “Notice of Default”;

(vii) a default by the Company or any of its Subsidiaries with respect to any one or more mortgages, agreements or other instruments under which there is outstanding, or by which there is secured or evidenced, any indebtedness for money borrowed of at least fifteen million dollars ($15,000,000) (or its foreign currency equivalent) in the aggregate of the Company or any of its Subsidiaries, whether such indebtedness exists as of the Issue Date or is thereafter created, where such default:

(1)constitutes a failure to pay the principal of such indebtedness when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise, in each case after the expiration of any applicable grace period; or
(2) results in such indebtedness becoming or being declared due and payable before its stated maturity, in each case where such default is not cured or waived within thirty (30) days after notice to the Company by the Trustee or to the Company and the Trustee by Holders of at least twenty five percent (25%) of the aggregate principal amount of Notes then outstanding;

(viii) the Company or any of its Significant Subsidiaries, pursuant to or within the meaning of any Bankruptcy Law, either:

(1)commences a voluntary case or proceeding;
(2)consents to the entry of an order for relief against it in an involuntary case or proceeding;
(3)consents to the appointment of a custodian of it or for any substantial part of its property;
(4)makes a general assignment for the benefit of its creditors;
(5)takes any comparable action under any foreign bankruptcy law; or
(6)generally is not paying its debts as they become due; or

(ix) a court of competent jurisdiction enters an order or decree under any
Bankruptcy Law that either:

(1)is for relief against Company or any of its Significant Subsidiaries in an involuntary case or proceeding;
(2)appoints a custodian of the Company or any of its Significant Subsidiaries, or for any substantial part of the property of the Company or any of its Significant Subsidiaries;
(3)    orders the winding up or liquidation of the Company or any of its Significant Subsidiaries; or
(4)    grants any similar relief under any foreign bankruptcy law,

Exhibit 4.7
and, in each case under Section 7.01(A)(ix), such order or decree remains unstayed and in effect for at least sixty (60) days.
Amendments

Without Consent of Holders. The Company and the Trustee may amend or supplement this Indenture or the Notes without the consent of any Holder to:

(A)cure any ambiguity or correct any omission, defect or inconsistency in this Indenture or the Notes;
(B)    add guarantees with respect to the Company’s obligations under this Indenture or the Notes;
(C)    secure the Notes;
(D)    add to the Company’s covenants or Events of Default for the benefit of the Holders or surrender any right or power conferred on the Company under this Indenture;
(E)    provide for the assumption of the Company’s obligations under this Indenture and the Notes pursuant to, and in compliance with, Article 6;
(F)    enter into supplemental indentures pursuant to, and in accordance with, Section 5.09 in connection with a Common Stock Change Event;
(G)    irrevocably elect or eliminate any Settlement Method or Specified Dollar Amount; provided, however, that no such election or elimination will affect any Settlement Method theretofore elected (or deemed to be elected) with respect to any Note pursuant to Section 5.03(A);
(H)    evidence or provide for the acceptance of the appointment, under this Indenture, of a successor Trustee;
(I)    conform the provisions of this Indenture and the Notes to the “Description of Notes” section of the Company’s preliminary offering memorandum, dated August 6, 2020, as supplemented by the related pricing term sheet, dated August 6, 2020;
(J)    provide for or confirm the issuance of additional Notes pursuant to Section 2.03(B);
(K)    comply with any requirement of the SEC in connection with any qualification of the Indenture or any supplemental indenture under the Trust Indenture Act, as then in effect; or
(L)    make any other change to this Indenture or the Notes that does not, individually or in the aggregate with all other such changes, adversely affect the rights of the Holders, as such, in any material respect.

With Consent of Holders. The Company and the Trustee may, with the consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding, amend or supplement this Indenture or the Notes or waive compliance with any provision of this Indenture or the Notes. Notwithstanding anything to the contrary in the foregoing sentence, but subject to Section 8.01, without the consent of each affected Holder, no amendment or supplement to this Indenture or the Notes, or waiver of any provision of this Indenture or the Notes, may:

(i)reduce the principal, or extend the stated maturity, of any Note;
(ii)reduce the Redemption Price or Fundamental Change Repurchase Price for any Note or change the times at which, or the circumstances under which, the Notes may or will be redeemed or repurchased by the Company;
(iii)reduce the rate, or extend the time for the payment, of interest on any Note;
(iv)make any change that adversely affects the conversion rights of any Note;
(v)impair the rights of any Holder set forth in Section 7.08 (as such section is in effect on the Issue Date);
(vi)change the ranking of the Notes;
(vii)make any Note payable in money, or at a place of payment, other than that stated in this Indenture or the Note;
(viii)reduce the amount of Notes whose Holders must consent to any amendment, supplement, waiver or other modification; or
(ix)make any direct or indirect change to any amendment, supplement, waiver or modification provision of this Indenture or the Notes that requires the consent of each affected Holder.
Additional Definitions

“Fundamental Change Repurchase Price” means the cash price payable by the Company to repurchase any Note upon its Repurchase Upon Fundamental Change, calculated pursuant to Section 4.02(D).

“Repurchase Upon Fundamental Change” means the repurchase of any Note by the Company pursuant to Section 4.02.

“Holder” means a person in whose name a Note is registered on the Registrar’s books.